EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Results of Annual Meeting of Shareholders

CALGARY, Alberta, Aug. 26, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholders held on August 25, 2020.

Shareholders approved the following:

  Election of Directors: the incumbent six directors of the Company were re-elected to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

  Appointment of Auditors: KPMG LLP were reappointed as the auditors of the Company for the next year at a remuneration to be determined by the Board of Directors.

  Employee Share Purchase Plan: the new Employee Share Purchase Plan was approved.

  Unallocated Entitlements: unallocated entitlements issuable under NXT's Restricted Share Unit Plan were approved for an additional three years.

Further details are set out in the Company’s Information Circular dated July 17, 2020 posted on the Company's website and filed on www.sedar.com.

Specific voting results are as follows:

Description of Matter	# of Votes For	% of Votes For	# of Votes Withheld/ Against	% of Votes Withheld / Against
Election of the following Directors:
George Liszicasz	30,908,722	89.81%	3,507,768	10.19%
Charles Selby	30,230,915	87.84%	4,185,575	12.16%
John Tilson	31,361,156	91.12%	3,055,334	8.88%
Thomas E. Valentine	30,694,884	89.19%	3,721,606	10.81%
Bruce G. Wilcox	31,361,156	91.12%	3,055,334	8.88%
Frank Ingriselli	32,015,516	93.02%	2,400,974	6.98%
Appointment of Auditors	40,388,024	99.96%	14,352	0.04%
Employee Share Purchase Plan	30,852,393	89.64%	3,564,097	10.36%
Unallocated Entitlements	30,820,713	89.55%	3,595,777	10.45%

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP of Finance & CFO	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com